

November 1, 2010

Mr. James A. Edmiston
Chief Executive Officer
Harvest Natural Resources, Inc.
1177 Enclave Parkway, Suite 300
Houston, Texas 77077

> **Re:** **Harvest Natural Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Schedule 14A Filed April 9, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **Response Letter Dated September 14, 2010**
> **File No. 001-10762**

Dear Mr. Edmiston:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Executive Summary, page 1

1.   We note your response to our previous comment number two and acknowledge your concerns regarding inclusion of dormant or non-substantive entities in an organizational chart. Please tell us whether you have considered including an organizational chart that excludes dormant or non-substantive entities in order to illustrate your significant operating and ownership entities. Given your operating and ownership structure

(including unconsolidated affiliates), we are not in a position to agree that an organizational chart will not provide more clarity to your readers in addition to the narrative already provided. Please include an organizational chart, which may omit dormant or non-substantive entities, or tell us why you continue to believe such a chart is not necessary.

Results of Operations – Years Ended December 31, 2009 and 2008, page 30

2.   Please expand your management's discussion and analysis to include the nature of and causes for the increase in Petrodelta's accounts receivable you noted in your response to our prior comment 11. Please also expand your disclosure to include the factors you considered in assessing the adequacy of your allowance for doubtful accounts. Please provide us a sample of your proposed expanded disclosure in your response to this comment.

Part III, page 40

3.   We note your responses to prior comments 15, 16, 17, and 18 from our letter to you dated August 20, 2010. Insofar as you will be amending the Form 10-K, be sure to provide in the amended Form 10-K all the revised disclosure you provided to us in draft form. In that regard, please eliminate any gaps in the five year sketches that were the subject of prior comment 17, including those which remain in the revised draft of Mr. Head's biographical sketch.

Form 10-Q for Quarterly Period Ended June 30, 2010

Management's discussion and analysis – Venezuela, page 22

4.   In order to assist readers in understanding why the currency devaluation in Venezuela has not affected your financial position and results of operations, please confirm that you will expand the disclosure in your next interim and annual filing to include a summary of the information contained in your response to our prior comment 20. Please also confirm you will either quantify the amount of net monetary assets and liabilities that are exposed to exchange rate changes, or state that the amount is not material. For more information on our expectations regarding this disclosure, please refer to the section of the minutes of the CAQ SEC Regulations Committee meeting on April 6, 2010 titled "SEC Staff Observations Regarding Venezuela" under Item III.B. A copy of the minutes can be found here: http://thecaq.org/resources/secregs/pdfs/highlights/2010_0406_Highlights.pdf.

Closing Comments

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact James Giugliano at (202) 551-3319, Kimberly L. Calder at (202) 551-3701, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-3650, or in his absence, Timothy Levenberg at (202) 551-3707 or me at (202) 551-3745 with any other questions.

 Sincerely,

 H. Roger Schwall
 Assistant Director